UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Robert E.R. Huntley
   120 Park Avenue

   NY, New York 10017
2. Issuer Name and Ticker or Trading Symbol
   Altria Group, Inc. (MO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |12/20/|G   |596               |D  |N/A        |                   |D     |                           |
                             | 2002 |    |                  |   |           |                   |      |                           |
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Common Stock                 |12/20/|G   |237               |D  |N/A        |31759 1            |D     |                           |
                             | 2002 |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Phantom Stock Units     |1-for-1 |12/31|A   |25 2       |A  |N/A  |N/A  |Common Stock|25     |$35.40 |11585 3     |D  |            |
                        |        |/ 200|    |           |   |     |     |            |       |2      |            |   |            |
                        |        |2 2  |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Includes 3,600 shares held jointly with spouse.
2. These units were acquired during the 2002 fiscal year pursuant to the deferred fee program of the Altria 1992 Compensation Plan for Non-Employee Directors at prices ranging from $35.40 to $57.79.
3. This is an increase of 25 share equivalents since December 2001. The total includes share equivalents acquired, the reinvestment of dividends and fluctuations in the calculation of values of share equivalents under the deferred fee program of the Altr ia1992 Compensation Plan for Non-Employee Directors.
SIGNATURE OF REPORTING PERSON
Robert E.R. Huntley
G. Penn Holsenbeck for Robert E.R. Huntley